VIA EDGAR

October 22, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attention: Stacie Gorman

Re: Bleichroeder Acquisition Corp. I

Amendment No. 2 to Registration Statement on Form S-1

Filed October 7, 2024

File No. 333-280777

Dear Ms. Gorman:

Bleichroeder Acquisition Corp. I (the “Company”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on October 7, 2024 relating to the Amendment No. 2 Registration Statement on Form S-1, filed by the Company with the Commission on October 7, 2024.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold and have followed each comment with the Company’s response. Please note that that this amendment to the registration statement also removes the concept of “permitted withdrawals” from interest earned on amounts held in the trust account.

Amendment No. 2 to Registration Statement on Form S-1

Sponsor Information, page 11

1.	We note your disclosure that Inflection Point Fund has indicated its interest in indirectly acquiring all of the sponsor’s private placement units through the purchase of non-managing sponsor membership interests and suggesting that Inflection Point will have a material interest in the sponsor. Please clearly state the nature and amount of interests that Inflection Point and any other holder of a material interest in the sponsor will hold, as required by Item 1603(a)(7) of Regulation S-K. Please also file any related agreement in accordance with Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comment, we have revised the indicated disclosure to add that the Class A and Class B membership interests in the sponsor track the underlying founder shares and private placement units, respectively, on a 1:1 basis. The current disclosure already provides the amount of the indirect ownership of the of the founder shares and private placement units.

We acknowledge the Staff’s request to file any related agreement, but we respectfully note that we do not believe the agreement with Inflection Point is required to be filed under Item 601(b)(10) for the reasons set forth below.

We note initially that we are not a party to any agreement with Inflection Point, and will have no obligations to Inflection Point (and Inflection Point will have no obligations to us) pursuant to any such agreement; as such we do not believe it is a material agreement of the Company. In addition, unlike similar arrangements of some other blank check companies, Inflection Point will not have voting rights or management rights with respect to the sponsor, which will be subject to the control of the managing members.

Further, Inflection Point is not under any obligation to purchase or hold any of our public units or public shares following the closing of this offering (and there will be no contractual consequences to Inflection Point if it does not own such securities at any time, including at the time of the vote to approve an initial business combination, or at the consummation of an initial business combination). No arrangement will be made with Inflection Point with respect to the voting of any public units or public shares acquired by it during or after our initial public offering, if any.

Thus, we do not believe that any such agreement is required to be filed.

2.	Please clarify whether Inflection Point is or will become a party to the letter agreement. We note your disclosure on page 16 that Inflection Point will be bound by the restrictions; however, given that Inflection Point is not a managing member of the sponsor, it does not appear that it falls under the definition of “Insider” in the letter agreement. If it is not a party to the letter agreement, please clearly disclose the rights that Inflection Point has with respect to its interests that are different from those that are a party to the agreement. For example, please clarify if Inflection Point is required to vote in favor of the business combination.

Response: In response to the Staff’s comment, we have revised the indicated disclosure to add that, while Inflection Point will not be a party to the letter agreement, nor will it be an “Insider” as defined in the letter agreement, it will nonetheless be bound by certain of the letter agreement’s terms as a result of its ownership of membership interests in the sponsor, and that the rights that Inflection Point has with respect to its allocated founder shares and private placement units will be subject to the terms of the letter agreement as a result of their control by the managing member. We have further added that there will be no agreement to vote any public securities which Inflection Point may purchase.

Founder shares, page 20

3.	We note your disclosure that Inflection Point will have no right to control the sponsor. Please also state, if true, that Inflection Point will have no right to vote the founder shares, private units or securities underlying the private units that it holds indirectly through Class A or Class B membership units of the sponsor. Please make similar revisions where related disclosure appears throughout the prospectus.

Response: In response to the Staff’s comment, we have revised the indicated disclosure here and elsewhere in the prospectus.

Use of Proceeds, page 88

4.	We note your revisions in response to prior comment 8. Based upon the revised gross proceeds raised and offering expenses incurred, proceeds after offering expenses will be approximately $252,500,000 if the over-allotment is not exercised. Please revise your use of proceeds table to reflect the correct amount or advise us why a revision is not necessary.

Response: In response to the Staff’s comment, we have revised the table.

5.	We note that you have included “repayment to the underwriters of 0.40% of gross proceeds” of the offering as a use of the proceeds held outside the trust. In the line item, please clarify that this represents a portion of the underwriting commissions, as opposed to a “repayment” to the underwriters. Also revise footnote (3) to clarify whether this amount will be paid from the $2,500,000 of offering proceeds held outside the trust, or if it will be paid from permitted withdrawals of interest on the proceeds held in the trust. If you have the discretion to determine the source of this payment, or if you intend to use permitted withdrawals of interest, please explain the factors you would consider in selecting the source of payment, and clarify that the use of permitted withdrawals of interest will decrease the amount of funds that would otherwise be provided to shareholders upon redemption of their shares.

Response: In response to the Staff’s comment, we have revised the table as well as footnote (3), and noted that such payments will only be made from working capital.

***

We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact to our counsel, Stuart Neuhauser at sneuhauser@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Andrew Gundlach
Andrew Gundlach, Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP

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